

Brady Corporation
F'18 Q2 Financial Results

February 22, 2018

Forward-Looking Statements

In this presentation, statements that are not reported financial results or other historic information are "forward-looking statements." These forward-looking statements relate to, among other things, the Company's future financial position, business strategy, targets, projected sales, costs, earnings, capital expenditures, debt levels and cash flows, and plans and objectives of management for future operations.

The use of words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "project" or "plan" or similar terminology are generally intended to identify forward-looking statements. These forward-looking statements by their nature address matters that are, to different degrees, uncertain and are subject to risks, assumptions, and other factors, some of which are beyond Brady's control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For Brady, uncertainties arise from: our ability to compete effectively or to successfully execute our strategy; Brady's ability to develop technologically advanced products that meet customer demands; difficulties in protecting our websites, networks, and systems against security breaches; decreased demand for our products; Brady's ability to retain large customers; extensive regulations by U.S. and non-U.S. governmental and self-regulatory entities; Brady's ability to execute facility consolidations and maintain acceptable operational service metrics; litigation, including product liability claims; risks associated with the loss of key employees; divestitures and contingent liabilities from divestitures; Brady's ability to properly identify, integrate, and grow acquired companies; foreign currency fluctuations; the impact of the Tax Reform Act and any other changes in tax legislation and tax rates; potential write-offs of Brady's substantial intangible assets; differing interests of voting and non-voting shareholders; Brady's ability to meet certain financial covenants required by our debt agreements; numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive, and regulatory nature contained from time to time in Brady's U.S. Securities and Exchange Commission filings, including, but not limited to, those factors listed in the "Risk Factors" section within Item 1A of Part I of Brady's Form 10-K for the year ended July 31, 2017.

These uncertainties may cause Brady's actual future results to be materially different than those expressed in its forward-looking statements. Brady does not undertake to update its forward-looking statements except as required by law.

BRADY

Q2 F'18 Financial Summary

- **Sales increased 7.4% to $287.8M in Q2 of F'18 compared with $268.0M in Q2 of F'17.**
  - Organic sales increased 3.2%.
  - Foreign currency translation increased sales 4.2%.

- **Gross profit margin of 49.9% in Q2 of F'18 compared with 50.1% in Q2 of F'17.**

- **SG&A expense of $97.6M (33.9% of sales) in Q2 of F'18 compared with $94.7M (35.3% of sales) in Q2 of F'17.**

- **R&D expense of $11.3M (3.9% of sales) in Q2 of F'18 compared with $9.5M (3.5% of sales) in Q2 of F'17.**

- **Earnings before income taxes increased 20.4% to $35.0M in Q2 of F'18 compared with $29.1M in Q2 of F'17.**

- **Net earnings per Class A Diluted Nonvoting Common Share of $0.08 in Q2 of F'18, compared with $0.49 in Q2 of F'17.**
  - Q2 F'18 EPS negatively impacted by $0.40 of tax charges.
  - Q2 F'17 EPS positively impacted by $0.09 of tax benefits.

BRADY

Sales Overview

SALES

(millions of USD)



	Q2 F'16	Q3 F'16	Q4 F'16	Q1 F'17	Q2 F'17	Q3 F'17	Q4 F'17	Q1 F'18	Q2 F'18
Sales	$269	$287	$282	$280	$268	$276	$289	$290	$288
Organic Sales Growth	0.4%	(0.1%)	(0.9%)	(0.2%)	1.3%	(1.9%)	3.0%	1.7%	3.2%

Q2 F'18 SALES:

- 3.2% increase in organic sales:
  - ID Solutions – Organic sales increased 4.7%.
  - Workplace Safety – Organic sales decreased (0.5%).
- 4.2% increase due to currency translation.

Q2 F'18 SALES COMMENTARY:

- ID Solutions - Organic sales increased in all three regions.
- Workplace Safety - Organic sales increased in Europe and Australia offset by a decline in North America.
- Foreign currency translation had a positive impact on sales in the quarter.

BRADY

Gross Profit Margin

GROSS PROFIT & GPM%

(millions of USD)



Q2 F'18 – GROSS PROFIT MARGIN:

- GPM of 49.9% in Q2 of F'18 compared with 50.1% in Q2 of F'17.
- GPM declined due to pricing pressures in certain product categories, which was partially offset by operational efficiency gains.

SG&A Expense

SG&A EXPENSE AND SG&A EXPENSE AS A % of SALES

(millions of USD)



Q2 F'18 – SG&A EXPENSE:

- SG&A expense was $97.6M (33.9% of sales) in Q2 of F'18 compared to $94.7M (35.3% of sales) in Q2 of F'17.

- The increase in SG&A expense was driven by foreign currency translation. In constant currencies, SG&A expense was down compared with Q2 of F'17.

- We continue to drive efficiencies in administrative expenses and non-customer facing selling expenses while investing in additional sales generating resources.

R&D Expense

R&D EXPENSE AND R&D EXPENSE AS A % of SALES

(millions of USD)



INCREASING OUR INVESTMENT IN RESEARCH & DEVELOPMENT:

- Investing in R&D to drive future organic sales growth.
- R&D expenses were up 19.3% in Q2 of F'18 compared to Q2 of F'17.
- Improved new product pipeline.
- Anticipate increased R&D investments to continue throughout F'18 and to be up approximately 15% for the full year ending July 31, 2018.

BRADY

Net Earnings & Earnings per Share

NET EARNINGS (millions of USD)



NET EARNINGS PER CLASS A DILUTED SHARE



EARNINGS BEFORE INCOME TAXES (millions of USD)



	Q2 F'16	Q3 F'16	Q4 F'16	Q1 F'17	Q2 F'17	Q3 F'17	Q4 F'17	Q1 F'18	Q2 F'18
Yr on Yr Growth	8.3%	30.4%	49.1%	14.0%	42.2%	3.2%	12.2%	12.2%	20.4%

Q2 F'18 – NET EARNINGS & EPS:

- Net earnings were heavily impacted by fluctuations in the income tax rate in Q2 of F'17 and F'18.

- Earnings before income taxes increased 20.4% to $35.0M in Q2 of F'18 compared to $29.1M in Q2 of F'17.

- The increase in pre-tax earnings was driven by organic sales growth in ID Solutions and efficiency gains throughout both the ID Solutions and Workplace Safety businesses.

BRADY

Cash Generation & Uses

CASH FLOW FROM OPERATING ACTIVITIES   (millions of USD)



	Q2 F'16	Q3 F'16	Q4 F'16	Q1 F'17	Q2 F'17	Q3 F'17	Q4 F'17	Q1 F'18	Q2 F'18
	$27.9	$40.3	$40.4	$34.0	$19.3	$37.8	$52.9	$34.7	$7.7
% of Net Earnings	182.5%	192.1%	160.8%	150.7%	76.3%	167.6%	209.5%	134.4%	181.2%

CASH FLOWS IN Q2 OF F'18:

- Cash flow from operating activities was $7.7M in Q2 of F'18 compared to $19.3M in Q2 of F'17.

- Free cash flow* was $3.0M in Q2 of F'18 compared to $16.0M in Q2 of F'17.

- Cash flow was negatively impacted by annual incentive-based compensation payments and increased working capital.

- Returned $10.7M to our shareholders in the form of dividends in Q2 of F'18.

(millions of USD)	3 Mos. Ended Jan. 31, 2018	3 Mos. Ended Jan. 31, 2017
Cash Balance - Beginning of Period	$ 142.2	$ 166.3
Cash Flow from Operating Activities	7.7	19.3
Capital Expenditures	(4.7)	(3.3)
Proceeds from Exercise of Stock Options	6.7	5.8
Dividends	(10.7)	(10.5)
Debt Repayments - Net	(27.9)	(50.9)
Effect of Exchange Rates on Cash	3.8	(1.3)
Other	(1.8)	(0.2)
Cash Balance - End of Period	$ 115.3	$ 125.2

*   Free Cash Flow is calculated as Net Cash Provided by Operating Activities less Capital Expenditures.

BRADY

Net Cash (Debt)

NET CASH (DEBT)
(millions of USD)



DEBT STRUCTURE
(millions of USD)

	Interest Rate	Jan. 31, 2018 Balance	July 31, 2017 Balance
Revolver Borrowings:			
USD-denominated	1.95%	$ -	$ (17.0)
EUR-denominated	0.75%	(14.9)	(34.3)
China Borrowings:			
USD & CNY-denominated	3.09%	(0.6)	(3.2)
Private Placements:			
EUR-den. 2010 Series (10-yr.)	4.24%	(55.7)	(53.2)
TOTAL DEBT		$ (71.2)	$ (107.7)
Cash and Cash Equivalents		115.3	133.9
NET CASH		$ 44.1	$ 26.2

STRONG BALANCE SHEET:

- January 31, 2018 cash = $115.3M and debt = $71.2M.
- Net cash increased $81.8M from January 31, 2017 to January 31, 2018.
- Balance sheet provides flexibility for future investments.

BRADY

Income Tax Changes

- **Q2 F'18 provisional income tax charges of $21.1M primarily related to the enactment of the U.S. Tax Cuts and Jobs Act:**

    – Do not anticipate any cash outlays for the one-time repatriation tax.

- **Anticipate the F'18 tax rate to be between 27% and 29%, exclusive of tax charges primarily related to the implementation of the U.S. tax legislation.**

- **Anticipate longer-term global tax rates to decline to a range of approximately 25% to 27%.**

BRADY

Full Year F'18 Guidance

F'18 Diluted EPS guidance increased to $1.90 to $2.00*
(previous guidance range was $1.85 - $1.95).

F'18 Guidance Assumptions:

- Low-single digit organic sales growth.
- Full-year depreciation and amortization expense of approximately $26M.
- Income tax rate of 27% to 29%.*
- Full-year capital expenditures of approximately $20M.

* Exclusive of tax charges primarily related to the enactment of the U.S. Tax Cuts and Jobs Act.

BRADY

Identification Solutions

Q2 F'18 vs. Q2 F'17 PERFORMANCE (millions of USD)

	Q2 F'18	Q2 F'17	Change
Sales	$ 206.4	$ 191.0	+ 8.1%
Segment Profit	34.1	29.0	+ 17.7%
Segment Profit %	16.5%	15.2%	+ 130 pts

SALES & SEGMENT PROFIT % (millions of USD)



Q2 F'18 SUMMARY:

- Revenues increased 8.1%:
  - Organic = + 4.7%
  - Fx = + 3.4%

- Organic sales increased in the high-single digits in EMEA and Asia and increased in the low-single digits in the Americas.

- R&D expenses up due to increased investments to develop innovative products.

- Segment profit as a percent of sales increased due to ongoing efficiency gains in our operations and general and administrative expense structure.

OUTLOOK:

- Expect low-single digit organic sales growth in F'18.
- Expect segment profit to continue to be in the mid-to-high teens as a percent of sales in F'18.

BRADY

Workplace Safety

Q2 F'18 vs. Q2 F'17 PERFORMANCE (millions of USD)

	Q2 F'18	Q2 F'17	Change
Sales	$ 81.3	$ 77.0	+ 5.6%
Segment Profit	7.1	6.1	+ 16.4%
Segment Profit %	8.7%	7.9%	+ 80 pts

SALES & SEGMENT PROFIT % (millions of USD)



Q2 F'18 SUMMARY:

- Revenues increased 5.6%:
  - Organic = - (0.5)%
  - Fx = + 6.1%

- Organic sales declined in the low-single digits in the WPS North America business, partially offset by low-single digit growth in Europe and Australia.

- North American business is showing signs of improvement.

- Segment profit as a percent of sales increased due to ongoing efficiency gains in our operations and general and administrative expense structure.

OUTLOOK:

- Expect approximately flat organic sales in F'18.
- Expect segment profit to continue to be in the high single digits as a % of sales in F'18.

BRADY

Investor Relations

Brady Contact:

Ann Thornton
Investor Relations
414-438-6887

Ann_Thornton@bradycorp.com

See our web site at
www.bradycorp.com





BRADY